SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Worldwater and Solar Technologies Corp.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

98155N-10-6
________________________________________________________________________________
(CUSIP Number)

Keith J. Kosco, Esq.
Chief Legal Officer & Secretary
EMCORE Corporation
10420 Research Road SE
Albuquerque, NM 87123
(505) 332-5044
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2009
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EMCORE Corporation 22-2746503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0 % See Item 5
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 4 to the statement on Schedule 13D being filed by EMCORE Corporation, a New Jersey corporation (“EMCORE”), amends Item 5 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2006 and amended by Amendment No. 1 filed on March 14, 2008, Amendment No. 2 filed on July 3, 2008, and Amendment No. 3 filed on January 12, 2009, which relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of WorldWater & Solar Technologies Corporation, a Delaware Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 200 Ludlow Drive, Ewing Business Park, Ewing, New Jersey 08638.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of the date hereof, by virtue of its ownership of 0 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Stock”) and 0 warrants to purchase Series D Stock, EMCORE may be deemed to beneficially own a total of 0 shares of Common Stock representing 0% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 6, 2008.

(b)           EMCORE has the sole voting and dispositive power with respect to 0 shares of Series D Stock and 0 warrants to purchase shares of Series D Stock held by it.

(c)           Except as described below, no transactions in the shares of Common Stock were effected by EMCORE during the past 60 days.

Pursuant to the terms of a Securities Purchase Agreement, between EMCORE and The Quercus Trust, dated as of October 3, 2008 (the “Securities Purchase Agreement”), EMCORE agreed to sell to The Quercus Trust, of which David Gelbaum is the trustee, an aggregate of 2,892,857 shares of Series D Stock and 305,044 warrants to purchase 305,044 shares of Series D Stock for an aggregate purchase price of $11,363,142 in a private transaction (the “Transaction”).  The sale of the securities will occur through two closings with one-half of the shares of Series D Stock, the warrants to purchase Series D Stock and the aggregate purchase price being delivered at each closing.  The first closing occurred on December 31, 2008 and, pursuant to the Securities Purchase Agreement, the second closing occurred on January 16, 2009.  The information contained in this Amendment No. 4 to Schedule 13D regarding the beneficial ownership by EMCORE reflects the consummation of the second closing under the Securities Purchase Agreement in which EMCORE sold 1,446,428 shares of Series D Stock and 152,522 warrants to purchase Series D Stock.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

EMCORE CORPORATION

By:           /s/ Keith J. Kosco
Name:      Keith J. Kosco
Title:        Chief Legal Officer and Secretary

Dated: February 3, 2009